Exhibit 3.27

OPERATING AGREEMENT

OF

UMBERTO HAUPPAUGE, LLC

OPERATING AGREEMENT (hereinafter called this “Agreement”) dated as of October 14, 1997, between SBARRO NEW HYDE PARK, INC., a New York corporation (referred to as “SBARRO”), and UMBERTO CORTEO, an individual residing at 1 Prince Path, Old Westbury, New York 11568 (referred to as “CORTEO” or “Umberto Corteo”). CORTEO and SBARRO are sometimes referred to collectively as “Members” and individually as “Member”.

WITNESSETH:

WHEREAS, the parties have agreed to organize and operate a limited liability Company (“Company”) in accordance with the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Members believe that entering into this Agreement will promote their mutual interests by providing for the governance of the Company; and imposing certain restrictions and obligations and certain rights and privileges with respect to the ownership and operation of the Company; and

WHEREAS, the parties contemplate the creation of a series of affiliated entities to engage in the ownership and operation of casual restaurants serving pizza and Italian food products (“Business”); and

WHEREAS, each other business entity is expected to be the owner and operator of individual restaurants engaged in the Business (individually “Restaurant” and collectively “Restaurants”); and

WHEREAS, the parties contemplate that each Restaurant to be developed will be a separate, affiliated entity, which may be a corporation, limited liability company (“LLC”), joint venture or otherwise to be owned by the Company or the Members (each a “Subsidiary” and collectively “Subsidiaries”); and

WHEREAS, a Subsidiary is expected to be the licensee of the service mark and other intellectual property rights used in the operation of the Business; and

WHEREAS, the parties agree that the operation of the Company and each affiliate or Subsidiary will be governed by this Agreement, or if necessary or desirable, by an agreement providing for rights, liabilities and control which are substantially identical to those contained in this Agreement; and

WHEREAS, the Members believe that entering into this Agreement will promote their mutual interests by arranging for the capitalization of the Company and Subsidiaries as provided herein thus enabling the Company and/or Affiliates or Subsidiaries to operate the Business; providing for the governance of the Company and/or Affiliates or Subsidiaries; and imposing certain restrictions and obligations and certain rights and privileges on the ownership and operation of the Company and Subsidiaries.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

SECTION 1. Definitions

Wherever used in this Agreement, the following capitalized terms shall have the meanings respectively assigned to them below:

(a) “Business” shall mean the operation of a restaurant business, including as a licensor of restaurants, which operates or franchises a food service business, promoting or similarly selling pizza and Italian food items.

(b) “Encumbrance” shall mean any mortgage, pledge, negative pledge, security interest, hypothecation, lien, possibility of reversion, restriction on voting or use, claim, option, lease, charge, right of first refusal, restrictive covenant or other third party interest commonly known as an encumbrance; and “Encumber” shall mean the creation of any Encumbrance.

(c) “Legal Representative” shall mean any attorney-in-fact, executor, administrator, trustee, committee, receiver, pledgee, guardian or conservator of a Member.

(d) “Notice of Purchase” shall mean the notice required by this Agreement to be given by a Member electing to purchase any Offered Interest from a Selling Member.

(e) “Notice of Third Party Offer” shall mean the notice required by this Agreement to be given by a Selling Member in connection with a proposed sale under a Third Party Offer.

(f) “Offered Interest” shall mean the portion of an Interest owned or held by a Member which the Member wishes to Transfer or Encumber.

(g) “Private Sale Price” shall mean the price per percentage Interest to be paid by the Third Party at the time of closing of the Transfer in the Third Party Offer.

(h) “Members” shall mean any one or more of SBARRO, CORTEO or a person or entity who at any time succeeds to the Interest of an original Member after compliance with, or as permitted by, Section 11.

(i) “Third Party Offer” shall mean a bona fide offer made in writing to a Selling Member by any firm, entity or other person (any such firm, entity or other person being referred to as a “Third Party”) to purchase an Interest in a private sale from the Selling

Member, which offer (i) must provide that the purchase price is to be paid entirely in cash, in United States currency only, at the time of the closing of the Transfer, (ii) must have been accepted by such Selling Member (subject, however, to the right of the other Members or the Companies to purchase some or all of such Interest pursuant to the terms of this Agreement) and (iii) must also provide that such Transfer is to be consummated only within the time parameters described herein for such contemplated private sale.

(j) “Transfer” shall mean any sale, transfer, assignment, gift, seizure under levy or attachment or execution, disposition to a Legal Representative in bankruptcy or in an assignment for the benefit of creditors or otherwise, bequest by will or distribution under the laws of intestacy (in which event an attempted “Transfer” shall be deemed to have occurred on the date of death, foreclosure or other disposition, whether voluntarily or involuntarily, including by operation of law) or other transaction commonly known as a transfer (including any transfer of any limited or partial right or interest), but shall not include an Encumbrance.

(k) “Interest” shall mean the voting rights, interest in profits and losses, ownership interest and/or membership interest, of an entity covered hereby.

(I) “Affiliate” shall mean a person, firm, business entity or other form of business operation which is, as to any party, controlled by, controlling, or under common control with such party.

(m) “Permitted Transferee” shall mean a person, firm or entity who has acquired an Interest from a Member pursuant to a Transfer made in compliance with Section 11.

(n) “Involuntary Transfer” shall mean a Transfer by seizure under levy, attachment or execution, disposition to a legal representative in bankruptcy or in an assignment for the benefit of creditors, foreclosure or sale in lieu of foreclosure, bequest by will or distribution under the laws of intestacy or any other Transfer resulting by operation of law or otherwise, including without limitation, a purported Transfer as to which the conditions of Section 9 hereof have not been satisfied.

(o) “General Manager” shall mean the person designated in Section 7.

SECTION 2. Purpose of the Company/Name/Term/Lease

(a) The Company has been formed to, directly or indirectly, engage in the operation of casual Italian-style restaurant(s). To the extent necessary, this Agreement shall be modified to carry out the intent of the foregoing. In the event additional restaurants are developed, it is expected that the Members will form separate affiliated entities to operate each restaurant, own the service marks and other intellectual property.

(b) The name of the Company shall be Umberto Hauppauge, LLC. The name of the restaurant(s) contemplated herein shall be Umberto of New Hyde Park Pizzeria. The Company may do business under the foregoing name and under any other name or names upon which the Members agree. The Restaurant is to be located at 586 Veterans Memorial Highway, Hauppauge, New York. Additional restaurants may be developed, subject to approval by the Members in accordance with paragraph 6(c). The members agree that so long as this Agreement is in full force and effect and not in default, no member shall establish a restaurant with the name “Umberto of New Hyde Park” within a radius of two miles from the present location of the Umberto of New Hyde Park located at 633 Jericho Turnpike, New Hyde Park, New York. SBARRO has agreed, pursuant to a certain Operating Agreement by and Between SBARRO and CORTEO, dated October 12, 1995, without being obligated in the future, to consider a request by Umberto Corteo to establish a single restaurant, owned and operated by a member of his immediate family within the two mile radius.

(c) The term of the Company shall begin upon the filing of Articles of Organization with the New York Department of State and shall continue for fifty (50) years plus any extensions thereof as provided for in Section 12(a) commencing from the date of execution hereof unless its existence is sooner terminated pursuant to Section 12 of this Agreement.

SECTION 3. Capitalization

(a) The Members and their respective Interests and initial cash capital contributions are as follows:

MEMBER	INTEREST	INITIAL CAPITAL
SBARRO	80% in each company	$8,000.00
CORTEO	20% in each company	$2.000.00

		$10,000.00

(b) Capital Accounts. A separate Capital Account shall be maintained for each Member. Each Member’s Capital Account shall be increased by (i) such Member’s additional contributions to the capital of the Company, and (ii) such Member’s share of the net profits of the company; and decreased by (x) distributions to such Member by the Company, and (y) such Member’s distributive share of net losses of the Company, and (z) such Member’s distributive share of expenditures of the Company not deductible in computing net profits or losses and not properly treated as capital expenditures.

SECTION 4. Additional Capital/Loans

(a) Additional Capital. If the Company requires additional capital beyond the “Loans” described in subsection (b) below, each Member shall also contribute, to the Company, the difference between his/its capital contribution set forth above and the total amount of the approved (such approval to require the unanimous consent of the Members) budget for the acquisition, construction, renovation, pre-opening and working capital of the restaurant(s) contemplated herein.

(b) Loans. The Company may borrow from SBARRO, and SBARRO may loan to the Company, all necessary funds for the initial cost of the restaurant(s) and for the operating funds as necessary (the “Loan”). Said Loan shall constitute a full recourse loan repayable by the Company. Said Loan shall bear interest from the dates on which said Loan amounts were advanced to the Company until paid in full at the prime rate as established from time-to-time by European American Bank, or such other recognized banking institution on Long Island, New York as agreed to by the Members. The principal of the Loan shall be amortized and repaid over five (5) years commencing upon the opening of each restaurant. Said Loan shall be repaid, first as to interest and then as to the outstanding principal balance. Notwithstanding anything contained herein, the Company may, subject to Section 6(c) and the other terms of the Agreement, elect to borrow from a lending institution those funds necessary for the initial cost of the restaurant and for operating funds.

(c) Sbarro shall perform services on behalf of the Company relating to accounting, architectural, legal and other miscellaneous and reasonably required administrative services. Once each accounting period, Sbarro shall provide the Company with an itemized accounting of the expenditures incurred by Sbarro in connection with its performance pursuant to this subparagraph; and, within fifteen (15) business days thereafter, each Member shall pay to Sbarro its share of such expenses and expenditures as relates to its ownership interest. In the event that any Member shall fail to pay the amount required, that Member shall surrender to the Company such ownership interest as the amount of the expenses and expenditures bears to the value of its interest, which surrendered interest shall be apportioned to the other Member in accordance with their respective ownership interests.

Without limitation upon Section (b) above, any Member may, any time, make or cause a loan to made to the Company in any amount and on those terms upon which the Members agree. Any loan not made for the purposes set forth in Section (b) above shall require a unanimous vote.

SECTION 5. Exclusive Right to Use Trademark/Tradename

(a) CORTEO hereby grants the Company (and its affiliates, subsidiaries and assigns) the exclusive right, title, and interest to use the “Marks” together with the good will of the business symbolized by such Marks, as set forth on Exhibit A. CORTEO grants the Company this use of the Marks for a period of ten (10) years, which shall automatically renew for consecutive ten (10) year periods. Company, its Affiliates, Subsidiaries or Designees is hereby authorized and designated as CORTEO’S agent and attorney-in-fact to make application for and obtain all registrations of the Marks and renewals thereof, as deemed appropriate by Company. Company shall be responsible for the cost and expense of all such registrations and renewals. CORTEO agrees to sign all necessary documents in connection with such registrations and renewals of the Marks. Company agrees to pay CORTEO the annual fee of $500.00, for such grant of exclusivity. It is understood, acknowledged, and agreed that the rights, title and interest to the Marks conveyed hereunder is assignable by Company to a affiliated or non-affiliated third party. It is understood and agreed that this provision shall survive the termination of this Agreement.

(b) The Members agree that in the event of a default by SBARRO under this Agreement, which default after reasonable notice of at least thirty (30) days has not been cured, (unless default cannot be cured within thirty (30) days or SBARRO is in the process of curing), and such default results in termination of the Agreement, then only in that event, the Marks as set forth on Exhibit A may revert back to CORTEO with limited restrictions. The Members agree that the foregoing shall not apply if CORTEO is in default of the Agreement.

In the event the Marks revert back to CORTEO, the restaurants operating under the Marks as listed in Exhibit A pursuant to this Agreement or like Agreement(s) between the Members shall not be disturbed and shall be permitted to continue to operate under the Marks listed herein.

(c) Notwithstanding the foregoing, CORTEO reserves the right to utilize the tradename “Umberto’s of New Hyde Park”, in connection with the operation of his existing restaurant located at Jericho Turnpike in New Hyde Park, New York.

SECTION 6. Governance

(a) The Members agree that, notwithstanding any provision of law to the contrary, at all times, and for all purposes, determinations of the Members be in the same proportion as their then Interest (including attribution of the Interest Transferred pursuant to Section 11 and its subdivisions) except as otherwise expressly provided in this Agreement. The Members who shall be entitled to exercise voting rights (“Voter”) shall not be changed unless unanimously approved, unless otherwise provided herein. The Members shall be the designated representative of each Member to be the Voter. Upon the resignation, death or permanent disability of a designated Voter or entity, the person designating the same shall have the right to designate a successor to vote its Interest. Each future Voter so designated by a Member is required to have business experience. A Voter named or designated as aforesaid may not be removed during his term of office without “Cause”, as defined below (except with the consent of the designating Member) and a Voter replacing (which may not be the Voter removed) any Voter so removed shall be designated by the Member who designated the Voter so removed. “Cause” shall mean breach of fiduciary duty with respect to the relationship between the Member and the Companies or any Subsidiary, conviction of a felony or any act, failure to act or other event or circumstance which under applicable law, regulation, ordinance or procedure of any governmental body having jurisdiction, would result in the revocation, denial or non-issuance of a liquor license or other license or permit necessary to operate any Restaurant.

(b) Officers. The officers (managers) of the Companies and the Subsidiaries, shall be elected by their respective Voters in accordance with their by-laws and the laws of their respective jurisdictions of incorporation subject to approval of the Members as Voters.

(c) Voting. The vote of a majority of the Members shall be required with regard to all determinations concerning the administration and management of the Company, including any expenses or expenditures incurred relating to customary operating expenses. As to all other matters, the vote of Members holding not less than 80% ownership interest in the Company shall be required, including the construction, development or operation of any additional Restaurant.

(d) Non-Competition. During the term of this Agreement or any extensions thereof, and for a period of five (5) years after expiration or termination of this Agreement, regardless of the cause (hereinafter called “Post-Term Period”), Umberto Corteo personally, any partner, affiliate or member of CORTEO shall not:

(i) Own, maintain, engage in, be employed by, or have any interest whatsoever in any business which sells or offers to sell the same or substantially similar products of the type offered by Umberto of New Hyde Park or any other business of SBARRO, its affiliates, subsidiaries or parent.

(ii) Employ or seek to employ any person who is at the time employed by Umberto of New Hyde Park or by any other Company store location or otherwise directly induce such person to leave such employment.

(iii) Divert of attempt to divert any business or customer of Umberto of New Hyde Park to any competitor or commit any other act injurious to the good will of the Company.

SECTION 7. Management: Rights, Powers and Duties

(a) Management. Except as provided for in this Agreement or by applicable law, the Company shall be managed by the Members. Except as otherwise provided in this Agreement, each Member shall have the right to act for and bind the Company in the ordinary course of business, subject to approval as provided in 6(c) above.

(b) The Members, by the vote required under Section 6(c), may from time-to-time appoint or remove a manager (the “General Manager”) to carry on the day-to-day affairs of the restaurant(s). The General Manager need not be a Member. The General Manager’s authority shall be ministerial only, and the General Manager shall not make any decision on behalf of the Company except for the ordinary day-to-day operations of the business.

(c) The Members shall meet at least monthly, whether or not there has been any intervening action requiring decisions of the Members. All decisions of the Members shall be made by vote (or written consent) of at least 50% of the Interests, except as expressly provided herein.

(d) The Members acknowledge the important of Quality Control and menu selections as factors affecting the success of the Restaurant. To this extent, the Members agree that Umberto Corteo shall from time to time and subject to Members’ consent, offer his services as a consultant with regard to Quality Control, Menu selection and other items as the Members may decide. Such services shall not be provided for a fee.

SECTION 8. Other Business Activities

(a) SBARRO, its affiliates, subsidiaries and parent may engage in any business whatsoever, of any nature, whether or not such business is in direct competition with the restaurant(s). Neither the Company nor CORTEO shall have any right to or interest in any such other business, business venture or investment of SBARRO or its affiliates, subsidiaries or parent. CORTEO acknowledges that SBARRO, its affiliates, subsidiaries and parent are in the same business as the Company of operating casual Italian dining restaurants and the operation of Italian style restaurants featuring Italian foods and related food items within shopping malls, strip centers and free standing buildings. CORTEO further acknowledges that SBARRO’s affiliates are involved in other restaurant business operations that may compete with the Company operations.

(b) The Members have agreed, pursuant to a certain Operating Agreement by and between SBARRO and CORTEO, dated October 12, 1995, that during the term of that agreement or any other operating agreement by and between SBARRO and CORTEO, provided that CORTEO is not in default thereunder, Umberto Corteo shall be granted a conditional right to open ten (10) additional restaurants in conjunction with SBARRO and subject to the following terms:

(i) Subject to SBARRO’s reasonable business judgment and consideration of factors, including but not limited to; demographics, proximity to existing restaurants and existing restaurants of SBARRO and its affiliates.

(ii) Umberto Corteo shall be responsible for finding the new locations as potential sites for an Umberto’s restaurant and shall submit the location for approval by SBARRO. SBARRO shall have the sole right to accept or reject the location.

(iii) Subject to SBARRO’s approval of the location, Umberto Corteo and SBARRO shall enter into a separate agreement setting forth the parties rights and obligations with respect to the operation of that restaurant.

(iv) Umberto Corteo shall contribute fifty percent (50%) of any and all expenses and costs including but not limited to construction costs, operating funds, rents, salaries, etc. associated with the construction and operation of the restaurant. It is acknowledged and agreed that Umberto Corteo’s fifty percent (50%) contribution shall be only from personal funds or personal bank loan and can not be funded in any way, directly or indirectly with, through or by an outside investor. A violation of this clause is deemed a material breach and cause for termination of this agreement and of any subsequent or previous agreement between SBARRO and Umberto Corteo regarding any of the ten restaurants. Such a violation shall be cause for forfeiture of any remaining restaurants to be opened pursuant to this section.

Subject to compliance with the foregoing, Umberto Corteo shall be entitled to share in fifty percent (50%) of profits for the restaurant. To the extent that there are profits, it is agreed that there will be a distribution of cash flow before depreciation on a semi annual basis. This right is non-assignable. In the event of a default by Corteo of this Agreement or the agreement to be executed by and between SBARRO and Umberto Corteo with respect to the operation of any one of the ten restaurants, Umberto Corteo shall forfeit his rights to open any remaining restaurants under this provision. These terms shall be applicable only for the ten (10) restaurants referenced hereinabove.

The foregoing terms and conditions shall be incorporated into a separate agreement which shall set forth the terms, obligations, covenants, conditions and rights of both SBARRO and Umberto Corteo with respect to the construction and operation of each of the ten (10) additional restaurants.

SECTION 9. Allocations and Distributions

9.1 Allocation of Profit and Loss.

(a) Profit for each fiscal year shall be allocated as follows:

(i) Profit up to the excess, if any, of the aggregate loss for all fiscal years over the aggregate profit previously allocated pursuant to this Section 9.1(a)(i) shall be allocated first to offset loss previously allocated pursuant to Section 9.1(b)(iii) and then to offset loss previously allocated pursuant to Section 9.1(b)(ii), to the extent such losses were not previously offset; and

(ii) Any remaining profit shall be allocated to the Members in proportion to their respective interest.

(b) Loss for each fiscal years shall be allocated as follows:

(i) Loss up to the excess, if any of the aggregate profit for all prior fiscal years over the aggregate loss previously allocated pursuant to this Section 9.1(b)(i) shall be allocated first to offset profit previously allocated pursuant to Section 9.1 (a)(ii), to the extent such profits were not previously offset;

(ii) Any remaining loss up to the aggregate capital account (as adjusted) of any Member having a positive capital account balance (taking into account any deficit restoration obligation of such Member) shall be allocated to such Member in proportion to such adjusted capital account balances; and

(iii) Any remaining loss shall be allocated to the Members in proportion to their respective interest.

9.2 Special Allocations.

(a) Notwithstanding the foregoing, “partner nonrecourse deductions” within the meaning of Treasury Regulation §1.704-2(i) shall be allocated in accordance with the provisions thereof. In addition, if there is a net decrease in the Company minimum gain under Treasury Regulation §1.704-2(d) (with respect to “nondisclosure liabilities”) or partner nonrecourse debt minimum gain under Treasury Regulation §1.704-2(i) (with respect to “partner nonrecourse debt”) during a fiscal year, the Members shall be allocated items of income and gain for such fiscal year (and if necessary for subsequent fiscal years) in the amounts and proportions determined pursuant to the provisions of Treasury Regulation §1.704-2(f) and (i)(4), respectively. Moreover, if a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation §1.704-1 (b)(2) (ii)(d)(4), (5) or (6) which creates or increases a deficit in its capital account balance (as adjusted pursuant to such regulations), items of Company income (including gross income) and gain (consisting of a pro rata portion of each item of Company income and gain) shall be specifically allocated to such Member in an amount and manner sufficient to eliminate such deficit balance as quickly as possible pursuant to the provisions of Treasury Regulation §1.704-1 (b)(2)(ii)(d). Any special allocation under this Section 7.2(a) shall be taken into account in computing subsequent allocations of Profit and Loss, so that the net amount allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated had such special allocation not been made.

(b) In the event that property contributed to the Company has a fair market value which differs from its basis (at the time of contribution) or an election is made by the Members to adjust capital accounts to reflect a revaluation of Company property, other income, gain, loss and deduction as computed for federal income tax purposes with respect to such property shall be allocated in the manner determined by the Members, consistently applied, pursuant to §704(c) of the Code so as to take into account any variation between the Company’s basis in the property and its fair market value.

(c) In the event that the interests of the Members vary during a fiscal year, the Profit, Loss, and any amount specifically allocated pursuant to Section 9.2(a) shall be allocated among the Members under §706(d) of the Code in the manner determined by the Members.

9.3 Distributions.

(a) On or before April 15 following the end of each of the first three (3) fiscal years, the Company shall distribute cash to the Members in an amount equal to the excess, if any, of (i) 44% of the excess, if any, of the aggregate Taxable Income over the aggregate Taxable Loss for each fiscal year of the Company through and including the fiscal year in question over (ii) the aggregate amount previously distributed to the Members pursuant to Section 9.3(a) hereof.

(b) On or before April 15 following the end of each fiscal year commencing with the fourth fiscal year, provided the loans are current, the Company shall distribute cash to the Members in an amount equal to the excess, if any, of (i) the sum of (x) 44% of the excess, if any, of the aggregate Taxable Income of the Company for the first three (3) fiscal years over the aggregate Taxable Loss for such fiscal years and (y) 50% of the excess, if any, of the Taxable Income of the Company for each fiscal year thereafter through and including the fiscal year in question over the aggregate Taxable Loss for such fiscal years, over (ii) the aggregate amount previously distributed to the Members pursuant to Section 9.3(a) and (b) hereof.

(c) The Company shall make such additional distributions to the Members at such times and in such amounts as the Members may determine.

(d) Except in connection with the liquidation of the Company, all distributions shall be made to the Members in proportion to their respective percentages on the date of distribution.

9.4 Allocation of Nonrecourse Liabilities. A Member’s share of the nonrecourse liabilities of the Company shall be allocated in accordance with Treasury Regulation §1.752- 3(a), except that excess nonrecourse liabilities shall be allocated among the members in accordance with the manner in which the Members reasonably expect that the nonrecourse deductions allocable to such liabilities will be allocated.

9.5 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment or distribution to the Company or a Member shall be treated as amounts distributed to the Member, in such amounts as the Members may determine in accordance with applicable law.

9.6 In the event a Member does not participate in additional Restaurants as contemplated herein, the distribution or allocation of aggregate taxable profit shall apply to only those Restaurants in which such Member participates.

SECTION 10. Fiscal Matters.

10.1 Tax Matters Partner. Sbarro shall be the “tax matters partner” of the Company within the meaning of §6231(a) (7) of the Code.

10.2 Tax Returns. SBARRO, or its affiliate or parent at the expense of the Company, shall prepare and file, or shall cause to be prepared and filed, all federal and any required state, local and foreign income and other tax returns for the Company for each fiscal year, and, in connection therewith, the Member may make any available or necessary elections or determinations. Each Member shall have the obligation to file any and all tax returns affecting the Member.

10.3 Fiscal Year and Other Elections. The fiscal year shall be the year ending on the Sunday closest to December 31 of each year or such other date as the Member may select pursuant to applicable law. All other accounting decisions and elections required or permitted to be made by the Company for tax purposes under applicable law shall be made by the Members.

10.4 Books and Records. SBARRO, on behalf of the Members shall maintain or cause to be maintained at the Company’s principal place of business complete and accurate books and records of the assets, business and affairs of the Company, including without limitation:

(a) a current list of the Members, setting forth in alphabetical order the full name, last known mailing address, capital contribution and percentage of each;

(b) a copy of the Company’s Articles of Organization and all amendments thereto and restatements thereof, together with an executed copy of any power of attorney pursuant to which any Articles or certificate, or amendment thereto or restatement thereof, is executed;

(c) a copy of this Agreement; and

(d) a copy of the Company’s income tax and information returns and reports, if any, for each of the three most recently ended fiscal years. •

10.5 Reports to Members.

(a) As soon as practicable after the end of each fiscal year, the Company shall distribute to each Member:

(i) a copy of such Member’s Schedule K-1 from the Company’s Partnership Tax Return (Form 1065); and

(ii) a copy of its financial statement, including a balance sheet as of the end of such fiscal year, an income statement and statement of cash flow for the fiscal year then ended, including appropriate foot note disclosures, prepared in accordance with generally accepted accounting principles, consistently applied. If determined by vote by a majority of the Members, SBARRO shall arrange for the preparation of certified financial statements for the Company and distribute same to each Member. The Company shall be responsible for the costs of the preparation of the certified statements.

(iii) Each Member may, for any purpose reasonably related to such Member’s interest, at such Member’s own expense, upon reasonable prior notice to the Company, inspect and copy, during the normal business hours of the Company, any records or information maintained by the Company, including without limitation the records and information required to be maintained pursuant to Section 9.4 and the Company’s financial statements, if any, for each of the three most recently ended fiscal years. Such inspection may be conducted by the Member and/or its designated representative(s).

SECTION 11. Limitations on Transfer of Interest.

(a) No Transfer. No Interest now or hereafter held or owned by a Member or any Permitted Transferee shall be Transferred or Encumbered in any manner whatsoever, except to the extent expressly permitted under, and after compliance with, this Section. Any attempt by a Member or any Permitted Transferee to Transfer or Encumber any Interest, other than in accordance with this Section, shall be null and void ab initio. Each Member and each Permitted Transferee agrees that the Company and any transfer agent appointed by the Company, may refuse to reflect any Transfer or Encumbrance of any such Interest on the transfer records unless the Member not proposing to make such Transfer or Encumbrance is satisfied that all terms of this Section have been fully complied with. Without limiting the generality of this subsection or by the inclusion of this sentence authorizing or approving an Involuntary Transfer, in the event of an Involuntary Transfer of an Interest, the transferee shall have no right to become a member or owner of the entity as to which such Involuntary Transfer relates nor any right to vote or participate in the management of such entity; the transferee’s rights, in such event, shall be solely to receive distributions, including returns of capital, if, as and when such distributions are made.

(b) Permitted Transfers by Members

(i) CORTEO shall be entitled to Transfer an Interest by gift for estate planning purposes or by will to members of Umberto Corteo’s immediate family or to a corporation, the shareholder(s) of which are composed solely of Umberto Corteo and/or his immediate family; provided that, by written agreement, proxy or other means, Umberto Corteo during his lifetime, in lieu of, and as sole representative of, the donees and/or shareholders, will be entitled to act and vote with respect to all Member matters on which Members vote and involving the Company, and shall remain responsible for the obligations of such Transferred Interest. Such Transferred Interest shall remain subject in all respects to this Agreement, and the Permitted Transferee shall by virtue of such Transfer become fully bound hereby. It is a condition to any such Transfer that, prior to such Transfer, such transferee sign an appropriate instrument, in form and substance satisfactory to SBARRO, confirming that the Interest transferred remains subject to this Agreement.

(ii) SBARRO shall be entitled to Transfer an Interest to any Subsidiary/Affiliate; provided that by written agreement, proxy or other means, SBARRO will be entitled to act with respect to all matters on which Members vote and involving the Company and such. Interest remains subject in all respects to this Agreement.

(c) Private Sales

(i) Subject to prior compliance with the right of first refusal contained herein a Member may transfer all or a portion of its Interest which portion is not less than 50% of the original Interest owned by it.

(ii) (A) If a Member shall desire to sell all or a portion of such Member’s Interest, such Member (the “Selling Member”) shall first obtain a bona fide written offer from an independent third party which the Selling Member desires to accept (a “Third Party Offer”) to purchase all or a portion of his Interest (the “Offered Interest”) for a fixed cash price (which may be payable over time). The Third- Party Offer shall set forth its date, the proposed price per percentage of the Interest, and the other terms and conditions upon which such purchase is proposed, as well as the name and address of the prospective purchaser. “Prospective Purchaser” as used herein shall mean the prospective record owner or owners of the Interest subject of the Third Party Offer and all other persons and entities proposed to have a beneficial interest in such Interest. The Selling Member shall transmit copies of the Third Party Offer to the Company and to all other Members (the “Other Members”) within seven (7) days after his receipt of the Third Party Offer.

(B) Such transmittal of the Third Party Offer by the Selling Member shall constitute an offer by the Selling Member to sell all of the Offered Interest to the Company and, as provided in Section 11(c)(ii)(C) to the Other Members, at the price and upon the terms set forth in the Third Party Offer. For a period of thirty (30) days after receipt of the Third Party Offer by the Company, the Company shall have the option, exercisable by written notice to the Selling Member with a copy to each of the Other Members, to accept the Selling Member’s offer as to all or any of the Offered Interest.

(C) In the event the Company shall give notice of the decision not to accept the Selling Member’s offer as to all of the Offered Interest, or upon expiration of the thirty (30) day option period referred to in Section 11(c)(ii)(B) if the Company shall fail to give notice of acceptance as aforesaid, as the case may be, the Other Member shall have the option to purchase the remaining Offered Interest (those not to be sold to the Company) at the price and upon the terms set forth in the Third Party Offer (the “Purchase Option”). The Other Member shall have a period of ten (10) days after receipt of such notice from the Company or expiration of such thirty (30) day period, as the case may be, to exercise the Purchase Option by providing written notice to the Selling Member with a copy to the Company and to the Other Member.

(D) If, at the end of the option periods described in Subsections (B) and (C) above, options shall not have been exercised by the Company and/or the Other Member to purchase all of the Offered Interest, then all options exercised pursuant to Subsections (B) and (C) shall be null and void, and the Selling Member shall be free for a period of ninety (90) days thereafter to sell the Offered Interest to the Prospective Purchaser at the price and upon the terms and conditions set forth in the Third Party Offer and upon the further condition that such prospective purchaser shall comply with all provisions hereof. If such Interest shall not be so sold within the aforesaid ninety-day period, the Selling Member shall not be permitted to sell shares thereafter without again complying with this Section 11.

(E) Notwithstanding anything herein to the contrary, and after compliance with Subsections A through D, a Selling Member shall refrain from effecting a transaction pursuant to Subsection D unless, prior to the consummation thereof, each Other Member shall have been afforded the opportunity to join in such transfer as provided herein. Prior to the consummation of any transaction subject to this Subsection E (a “Tag-along Sale”), the person or group (the “Proposed Purchaser”) that proposes to acquire the Offered Interest shall offer (the “Tag-along Purchase Offer”) in writing to each Other Member to acquire in the Tag-along Sale each Other Member’s “Pro Rata Share” of the Offered Interest to be sold, at the same price and on the same terms and conditions as the Proposed Purchaser has offered to the Selling Member. “Pro Rata Share” shall, with respect to each Other Member, be equal to such Other Member’s Interest. Each Other Member shall have thirty (30) days from the receipt of the Tag-along Purchase Offer in which to accept the Tag-along Purchase Offer. The Selling Member shall notify the Proposed Purchaser that the proposed transfer is subject to Subsection E and shall insure that no such transfer is consummated without the Proposed Purchaser first complying with this Subsection E.

(F) Notwithstanding anything contained herein, if after three (3) years from the date of this agreement, the Company is adjudged by and between its members to be successful and one Member is desirous of terminating its participation in the Company, then subject to the following conditions that Member may offer to the other Member its entire ownership share of the company at a price that is supported by an independent appraisal. If SBARRO does not agree with the value of the appraisal offered by CORTEO, then in that event SBARRO may order its owns appraisal. In the event an agreement still cannot be reached as to the value of the selling Member’s share, then the parties agree to commission a third independent appraisal and the average of all the appraisals will be the determinative value of the selling Member’s share.

SECTION 12. Term.

(a) The Company shall commence on October 14, 1997, or the filing of the Certificate of Incorporation with the Secretary of State of the State of New York (whichever comes later) and shall continue in existence to October 13, 2047, the end of the Term or earlier, as provided herein. SBARRO is granted the option and sole right at no additional cost or expense, so long as it is not in default of this Agreement to extend the term of the Agreement for five (5) additional consecutive terms of ten (10) years each.

(b) The Company shall be dissolved and its affairs wound up at the end of the Term, unless the Term shall be extended by Amendment to the Certificate of Incorporation, or unless the Company shall be sooner dissolved and its affairs wound up in accordance with the Act or this Agreement, or upon the death, incapacity, retirement, resignation, expulsion, or bankruptcy of a Member or the occurrence of any other event which terminates the continued, membership of a Member in the Company, unless the remaining Member, within ninety (90) days after the event or occurrence, elects to continue the business of the Company pursuant to the terms of this Agreement.

SECTION 13. Remedies

The Members acknowledge that they will be irreparably damaged in the event that this Agreement is not specifically enforced. Therefore, if any dispute should arise concerning the Transfer, Encumbrance or voting of arty of the Interest, an injunction may be issued restraining any Transfer or Encumbrance or restraining or compelling the voting of any such Interest pending the determination of such controversy. In the event of any controversy concerning any of the rights or obligations created hereunder, such right or obligation may be enforceable by a decree of specific performance. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedy, in law or in equity, which the parties may have under this Agreement or applicable law. The representations and warranties made in this Agreement shall survive the execution and delivery hereof.

SECTION 14. Events of Dissolution

The Company shall be dissolved upon the happening of any of the following events:

(a) when the period fixed for its duration in Section 2(c) has expired;

(b) upon the agreement of the Members holding at least 81 % of the Interests;

(c) upon the death, incapacity, retirement, resignation, expulsion, or bankruptcy of a Member or the occurrence of any other event which terminates the continued membership of a Member in the Company, unless the remaining Members, within ninety (90) days after the event or occurrence, unanimously elect to continue the business of the Company pursuant to the terms of this Agreement; or

(d) sale of all or substantially all of the Company’s assets.

SECTION 15. Notices

Any notice, request, demand or other communication permitted or required to be given hereunder shall be in writing, shall be sent by one of the following means to the addressee and shall be deemed conclusively to have been given on the earliest of the following: (a) the first business day following the day timely deposited with Federal Express (or other equivalent national overnight carrier) or United States Express Mail, with the cost of delivery prepaid; (b) the fifth business day following the day duly sent by certified or registered United States mail, postage prepaid and return receipt requested; or (c) when otherwise actually delivered to each applicable Member at his or its address set forth opposite his or its signature at the foot of this Agreement, and notices to the Company, shall be addressed to it c/o Sbarro, Inc., 401 Broadhollow Road, Melville, New York 11747, attention: Chairman, or at such other address as any Member or Company shall designate by similar notice to the other parties hereto (or if no such notice has been given, then to the address obtained from the Company’s records). A copy of any notice given to any party shall be given to all other parties.

SECTION 16. Effectiveness

This Agreement shall become effective contemporaneously with the execution hereof. This Agreement may terminate on such date as all of the Members agree upon in writing.

SECTION 17. Binding Effects, Benefit

This Agreement shall inure to the benefit of and be binding upon the parties hereto (including those who become Members or otherwise bound hereby in accordance with the terms hereof) and their respective heirs, Legal Representatives, successors and permitted assigns.

SECTION 18. Entire Agreement

This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof. There are no representations, warranties, covenants or understandings relating to the subject matter hereof other than those expressly set forth herein.

SECTION 19. Waivers

No waiver or amendment of any of the terms of this Agreement shall be valid unless in writing and signed by all of the parties hereto. No waiver of a breach of any provision hereof shall be deemed a waiver of any subsequent breach or default of any kind or nature.

SECTION 20. Severability

The invalidity or unenforceability of any provision of this Agreement, or part of any provision of this Agreement, shall not affect the other provisions or parts hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.

SECTION 21. Captions

All section titles or captions contained in this Agreement are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

SECTION 22. Consent to Jurisdiction; Service of Process

Each party to this Agreement hereby consents and agrees to commence any action arising out of this Agreement only in the Supreme Court of the State of New York for the County of Suffolk or the United States District Court for the Eastern District of New York, each of which shall have personal jurisdiction and proper venue over any dispute between the parties arising under this Agreement. No party will raise, and each Member hereby expressly waives, any objection or defense to any such jurisdiction as an inconvenient forum in any dispute arising under this Agreement.

SECTION 23. Governing Law

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to principles of conflicts or choice of law (or any other law that would make the laws of any state other than the State of New York applicable hereto).

SECTION 24. Counterparts

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

SECTION 25. Miscellaneous

The Members contemplate hereunder that Company shall open at least one restaurant in a calendar year calculated on a cumulative basis every ten (10) years.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

SBARRO NEW HYDE PARK, INC.

Address:	401 Broadhollow Road	By:	/s/ Carmela Merendino
Melville, NY 11747

Address:	1 Prince Path		/s/ Umberto Corteo
	Old Westbury, NY 11568		Umberto Corteo

SCHEDULE A

MARKS

The “Marks”, as referred to in this Agreement, shall mean the names, Marks, insignia, logos and designs, and all variants thereof, in connection with the following:

“UMBERTO’S”

“UMBERTO OF NEW HYDE PARK”

Said Marks are granted to Company for the advertising, promotion, identification, establishment, and operation of restaurants and, if deemed appropriate by Company, for the direct or indirect sale of articles, including without limitation, pre-packaged food products, at its restaurant locations and to retail outlets (for use or resale).